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                           March 31, 2021

       Sebasti  n Kanovich
       Chief Executive Officer
       dLocal Ltd
       Dr. Luis Bonavita, 1294
       Montevideo
       Uruguay 11300

                                                        Re: dLocal Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 2,
2021
                                                            CIK No. 0001846832

       Dear Mr. Kanovich:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Summary
       Overview, page 1

   1. Please define "API," "SMB," "PSP partners," "local payment methods," and any other terms that may help
investors fully understand your business.
   2.                                                   We note your statement
that you    participate in very rigorous vetting processes with
                                                        global enterprise
merchants given they invest significant time and resources in the selection, diligence,
and on-boarding of technology and payments providers. This on-
                                                        boarding process can
often take several months. However, once we establish a direct
 Sebasti  n Kanovich
dLocal Ltd
March 31, 2021
Page 2
         connection, global merchants have the ability to access the full breadth of our solutions and the markets where we have a presence instantly through a single direct API and one contract, and can choose to route all or part of their applicable pay-in and pay-out volume
         through us.    Please revise to describe your selection and diligence
process, detailing
         which parts of the process take several months and how that contributes to a rigorous vetting process. Please also disclose what it means to establish a direct connection.
         Finally, if applicable, please describe any ongoing vetting or KYC procedures that you conduct after the on-boarding process.
3. We note that you make comparisons to your competitors and their business characteristics
         and functionalities, such as, their    longer response times,
fragmented payments
         ecosystems     [that] present complexities    and you distinguish your
ability to provide a
         superior product, for example, through    broader connectivity, and
better performance
         compared to legacy payments providers.    Please provide support for
such statements or
         revise to articulate them as your opinion.
Direct Integration with our global, blue-chip enterprise client base, page 6

4.       We note your statement that    [o]n average, our global merchants used
dLocal   s platform
         in six and five different markets, when measured during 2020 and 2019 for merchants with at least half million dollars of monthly TPV on our platform,
respectively.    Please
         revise to include how many of your merchants had at least half a million dollars of monthly TPV on your platform in 2019 and 2020.
Risk Factors, page 22

5. Please revise your risk factors to include the risks related to your Class B common shares, including:
             a description of the different authorized classes of common shares; and
             that any future issuance of Class B common shares may be dilutive to Class A shareholders.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Pay-in and Pay-out Volumes, page 78

6. We note that you typically settle payments for merchants in US dollars or Euros, but that you operate primarily in South America, Asia, and Africa. Please provide additional detail regarding the preference for payments in different currencies. FirstName LastNameSebasti n Kanovich
7. We note that pay-out volumes can be paid in global merchants' "elected preferred
Comapany   NamedLocal
       method."           Ltd
                  Please explain what you mean by this and whether it relates to currency, type of
March payment,   or type
       31, 2021 Page  2 of account.
FirstName LastName
 Sebasti  n Kanovich
FirstName
dLocal Ltd LastNameSebasti  n Kanovich
Comapany
March      NamedLocal Ltd
       31, 2021
March3 31, 2021 Page 3
Page
FirstName LastName
Increasing our merchant base, page 80

8. We note that you intend to increase the number of global merchants using your platform through your own sales and marketing initiatives, including through your demonstrated ability to win competitive RFPs. We also note that your Use of Proceeds disclosure on
         page 66 states that you plan    to pursue opportunities that allow us
to expand our footprint
         more rapidly, including the acquisition of cross-border payment processing companies, software development companies or other payment related companies. Please clarify your expansion strategy. If the proceeds may or will be used to finance acquisitions of other businesses, please give a brief description of such businesses and information on the status of the acquisitions. Refer to Item 3.C.3 of Form 20-F.
Impact of the COVID-19 pandemic, page 82

9. We note your disclosure regarding the impact of the COVID-19 pandemic on your business. To the extent applicable, please analyze and revise your disclosure based on CF
         Disclosure Guidance: Topics 9 and 9A.
Business, page 97

10. We note that you developed solutions for various businesses listed in the five bullet points on page 97. We also note that you have partnered with Didi, Spotify, Microsoft, and other companies referenced throughout. If you have material contracts with any of these businesses, please file such agreements as exhibits. Refer to Part II.
Item 8.a. of Form 20-
         F and Item 601(b)(10) of Regulation S-K.
Our Competitive Strengths
Technology-oriented, execution-driven management team fostering an entrepreneurial culture, page 105

11. We note that you have a team of over 300 professionals. We also note your disclosure on page 6, that you have over 110 full-time equivalents (including employees and contractors) focused solely on technology. If possible, please provide a breakdown of persons employed by main category of activity and geographic location. Also, if applicable, disclose any significant change in the number of employees, and information regarding the relationship between management and labor unions. If you employ a significant number of temporary employees, include disclosure of the number of temporary employees on an average during the most recent financial year. Refer to Item
         6.D. of Form 20-F.
Compensation, page 118

12. Please disclose whether your directors received Class A common shares for their service as directors. If so, please disclose the total value of the shares and dividends received for the relevant period. Refer to Item 6.B of Form 20-F.
 Sebasti  n Kanovich
dLocal Ltd
March 31, 2021
Page 4

       You may contact Ta Tanisha Meadows at (202) 551-3322 or Angela Lumley at
(202)
551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                         Sincerely,
FirstName LastNameSebasti  n Kanovich
                                                         Division of
Corporation Finance
Comapany NamedLocal Ltd
                                                         Office of Trade &
Services
March 31, 2021 Page 4
cc:       Manuel Garciadiaz
FirstName LastName